United States Securities and Exchange Commission

Washington D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of registrant: EOG Resources, Inc.

Name of person relying on exemption: Miller/Howard Investments, Inc.

Address of person relying on exemption: 45 Pine Grove Ave. Suite 301, Kingston, NY 12401

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Miller/Howard Investments does not own over $5 million in EOG Resources, Inc. General Stock, and this notice is therefore being provided on a voluntary basis.

Miller/Howard Investments urges you to consider voting “AGAINST” all incumbent members of the Audit Committee at the EOG Resources Annual Meeting on May 21, 2025. Disclosure under their tenure has been inadequate for investors to perform proper due diligence on the long-term risks that are relevant and material to EOG Resources.

Notice of Exempt Solicitation

Dear EOG Resources, Inc. Shareholder:

We write as fellow shareholders in EOG Resources, long-time investors in the energy sector, and active fundamental long-only asset managers.

Miller/Howard Investments, Inc. (MHI) urges you to consider voting “AGAINST” all incumbent members of the Audit Committee. Disclosure under their tenure has been inadequate for investors to perform proper due diligence on the long-term risks that are relevant and material to EOG. This memo follows over a year of generally unproductive, direct appeals to the company and its Audit Committee for such information.

We believe that sending a message by voting against the incumbent members of the Audit Committee (Gaut, Clark, Crisp, Daniels, Dugle, Kerr, and Robertson) for failing to ensure detailed disclosure of transition- and climate-related estimates and assumptions, and confirmation of adequate consideration of these issues, is appropriate at this time. In our view, these board members have demonstrated a lack of substantive responsiveness to our questions, and we believe it is important to hold them accountable. Our efforts are based on our own fiduciary duty and loyalty to our clients to protect their financial interests.

Investors require quantitative and detailed information about EOG’s material climate- and transition-exposed financial estimates and assumptions—namely: oil, natural gas, and carbon price assumptions and estimated production/volumes used in cash flow forecasts for impairment tests, estimated remaining lives/units-of-production, and estimated costs, discount rate(s) and timing schedule for recorded asset retirement obligations.

With appreciation, we acknowledge that EOG did both reply to our letters and meet with a group of investors; however, access did not yield the requested or needed disclosure. Our most important questions were left substantively unaddressed – and sometimes unacknowledged. Despite investor need, emerging research, and the materiality of the issues, EOG has not substantively increased disclosures or addressed the requests in its most recent filings.

Below, we briefly cover:

(1)	How the absence of quantitative climate-exposed financial assumptions and estimates in EOG’s financial disclosures impacts investors’ ability to evaluate EOG’s positioning, assess EOG’s resilience, and determine alignment of EOG’s planning with their own scenarios, expectations, and portfolios.
(2)	Why – given pending Audit Committee turnover and a new CFO as of 2024 – the time is ripe for investors to send a message to the Board that we both request and require such information. Voting against, or withholding support for, members of the Audit Committee conveys the message and feedback.

In a competitive and global environment, EOG’s investors are at a disadvantage, enabled by the Audit Committee’s approach that has allowed the company to avoid disclosing material, quantitative, and climate-related financial estimates and assumptions. Investors can, by voting against members of the Audit Committee, exercise their own important right to provide oversight of and feedback to the directors who are charged with fiduciary duty to us—and in doing so, send a clear signal to EOG’s Board that non-disclosure will not be supported by long-term investors who seek to adequately assess the company’s exposure to financially-material risks.

1.	Why do material financial risks tied to the energy transition warrant attention? The lack of disclosure of significant estimates and assumptions leaves investors without critical information. As investors, we are unable to fully and accurately stress-test company financials and the assumptions that undergird financial projections and obligations.

a.	The risks are material, per EOG itself. Since receiving an SEC comment letter requesting supplemental information about climate-related risk,[i] EOG’s filings have included a new Risk Factor: “Developments and concerns related to climate change may have a material and adverse effect on us.”

i.	The theme plays out across a variety of areas; for example, “a substantial and extended decline in commodity prices can have a material and adverse effect on us. Prices for crude oil and natural gas …. fluctuate widely. Among the interrelated factors that can or could cause these price fluctuations are: …. the price and availability of, and demand for, competing energy sources, including alternative energy sources; … and natural disasters, weather conditions and changes in weather patterns, each of which may be exacerbated by climate change.”ii (emphases added)

b.	Investors can’t kick the tires: If EOG doesn’t tell us its material quantitative climate-exposed assumptions and estimates, we don’t know key inputs driving or impacting current company financials nor its projections – and we are left without decision-useful information that can ultimately distort market efficiency.

i.	As 39 global investors representing $3.75T in assets explained in a 2024 letter to the SEC, “the lack of quantitative disclosures of critical accounting assumptions and estimates impedes market efficiency by undermining investors’ ability to assess the reliability of the financial statements; to determine companies’ resilience to plausible economic headwinds such as lower long-term oil and gas prices; or to compare companies’ financial statements. …. The lack of disclosure of quantitative sensitivities furthermore means investors have little visibility around how resilient companies would be to plausible scenarios such as faster decarbonization or more extreme global warming, potentially associated with a more precipitous decline in commodity prices / demand, changing discount rates, and rising AROs asset retirement obligations. Depending on the scale of the downside risks, there could be ramifications for dividend paying capacity under relevant state laws.”iii(emphasis added)

ii.	While many companies do provide some qualitative disclosure, such disclosure fails to allow investors to truly understand, test, and interrogate key accounting estimates and assumptions—leaving us to make investment decisions without certain key information. The lack of disclosure by US energy companies becomes more stark when compared to European energy companies:

c.	Neither novel nor niche: Increasing calls from both practical and academic perspectives illustrate the relevance of material climate-related financial questions, which fit squarely into existing financial accounting frameworks. For example:

i.	As KPMG explains, one way climate risk plays out in financial statements is via the “estimates and valuations that are based on current expectations and projected financial information – e.g. the useful lives of long-lived assets and impairment calculations.”[v]

1.	The expectations and projections are directly impacted by the estimates and assumptions used by a company to make forecasts, determine impairments, account for Asset Retirement Obligations – but without clear disclosure, investors don’t necessarily know what inputs are used and therefore whether the company’s scenarios are reasonable within the investor’s own view.

ii.	An independent research organization focused on climate-related financial risk argues that “Investors need to understand if companies could face significant losses in the face of such risks – including whether assets will generate the returns originally expected, if liabilities will come due sooner than anticipated, and if new ones will arise. If balance sheets do not reflect the impacts of these and other matters today, management may not be monitoring the real costs of continued investment in or dependence on fossil fuels.”vi

2.	Why EOG?

a.	Global attention on large-emitters, including EOG: The company is assessed as part of the Climate Action 100+ benchmark, giving it access to deep analysis of its climate-related and audit accounting disclosures, as well as to examples of better practice. Unfortunately, the results of EOG’s assessment across all of the indicators are unambiguousvii (we encourage you to look for yourself in EOG’s filings):

i.	Do the audited financial statements (including the notes thereto) incorporate material climate-related matters? NO, does not meet any criteria.

ii.	Does the audit report demonstrate that the auditor considered the effects of material climate-related matters in its audit? NO, does not meet any criteria.

iii.	Do the audited financial statements (including the notes thereto) incorporate the material impacts of the global drive to net zero GHG emissions by 2050 (or sooner)…? NO, does not meet any criteria.

b.	Despite multiple appeals and some conversations with MHI and other investors, EOG has not addressed investor requests for this material financial information:

i.	MHI and other concerned investors began reaching out to the company in early 2024. We provided materials, research, and context to ground our requests in a risk-aware, GAAP-compatible, and materiality-based framework, copying both the Independent Auditor and other members of the Audit Committee on our letters to Chairman Gaut. Despite the exchange of multiple emails and a virtual meeting with representatives from the Finance team, the majority of our questions were either ignored or non-substantively addressed. Further, neither the Audit Committee report nor the letter from the Independent Auditors changed substantively between 2024 and 2025: additional information was not provided, nor was specific assurance added that the Audit Committee even discussed these concerns with management or the independent auditor.

1.	By way of example, among the simple qualitative questions we addressed to Chairman Gaut which did not receive direct or substantive answers are these:

a.	In your review of the Company’s financial statements with management and the independent auditor, how, and how often, does the Committee discuss the impact and the need to test for climate change and energy transition-related assumptions?

b.	Whether and how the financial impacts of energy transition risks – and achieving the Company’s related targets – are considered in the preparation of the financial statements?

c.	Did the Auditor and Audit Committee consider the quantitative implications for EOG present in the reference case scenario referenced in EOG’s 2022 Sustainability Report?

d.	In response to our request for greater transparency, would the Auditor enhance the existing Critical Audit Matter (CAM)-related disclosures and/or add additional CAM(s) to discuss how it has considered climate-related and transition-related impacts in its review of EOG’s financial statements?viii

2.	For investors, the fact that a climate-exposed company has assessed the impacts of these matters and determined them not to be quantitatively significant is, in itself, material decision-useful information in the face of significant systemic risks and the energy system overhaul. When we asked whether such consideration/assessment occurred, EOG did not respond in the affirmative.

ii.	The company repeatedly cited compliance with US GAAP in response to our requests. However, the disclosure we seek is not prohibited by GAAP and is critical to investors for the reasons mentioned above. We are concerned that the company is adhering only to the minimum requirements, rather than addressing investor needs. While the principles-based nature of GAAP makes definitive interpretation challenging, some views suggest that this information is required under GAAP, as it is financially material and its omission could mislead the market. The FASB itself has stated: "When applying financial accounting standards, an entity may consider the effects of certain material ESG matters, similar to how an entity considers other changes in its business and operating environment that have a material direct or indirect effect on the financial statements and notes thereto."ix

1.	For example, we note that companies are required to disclose the significant estimates and assumptions they use when assessing for impairment; EOG recorded impairment charges in FY2022, FY2023 and FY2024 but did not disclose this information.[x]

c.	Why are we focused on the Audit Committee? The treatment of material risks, including those related to climate and the energy transition, is an important piece of corporate governance. Ultimately, the absence of disclosures of quantitative material climate-exposed estimates and assumptions may create or conceal financial risks for investors. It falls on the Audit Committee to ensure disclosures are accurate, adequate, and free of material omissions that could mislead market participants.

i.	The creation and disclosure of financial statements are well within the explicit scope of Audit Committee oversight. EOG’s Audit Committee charter states that, in connection with the preparation of the company’s financial statements, the Committee has a duty to discuss with management and the independent auditor any significant financial reporting issues or judgements, as it relates to, “(c) the development, selection and disclosure of critical accounting estimates; and (d) analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.”xi

ii.	As EY recognizes, “climate risk and other climate-related matters may impact a number of areas of accounting. While the immediate impact on the financial statements may not necessarily be quantitatively significant, stakeholders increasingly expect that entities explain how climate-related matters are considered in preparing their financial statements to the extent they are material from a qualitative perspective. Stakeholders also expect robust disclosures on the most significant assumptions, estimates and judgments related to climate change.”xii (emphasis added)

iii.	Responding to these concerns is part of the Chair’s remit: It is widely recognized that “the audit committee chair is responsible for addressing shareholders’ concerns effectively and transparently.”xiii We have not seen that happen with EOG; for the most part, EOG referred us back to its filings (which EOG did not ensure included the information we requested) or assured us that the company complies with GAAP (which is not the topic at hand and doesn’t prohibit the provision of the information we requested; briefly discussed above).

iv.	As EY notes, extended tenure can impede an Audit Committee member’s independent exercise of skeptical and stringent oversight of management.xiv EOG, since it spun off from Enron Corporation in 1999, has shown a pattern of extended service for members of the Audit Committee.xv

1.	The Committee’s current composition bears this out, highlighting the need and opportunity to use proxy voting to send a message to the Committee members early in Chairman Gaut’s tenure in hopes of establishing a new norm around responsiveness to investors and adequate disclosures:xvi

Again, we encourage concerned investors to consider voting against the incumbent members of the Audit Committee (Gaut, Clark, Crisp, Daniels, Dugle, Kerr, and Robertson) for failing to provide detailed disclosure of climate-related estimates and assumptions and confirmation of adequate consideration of these issues. In our view, these board members have demonstrated a lack of substantive responsiveness to our questions, and we believe it is important to hold them accountable.

In sum, the issues are financial, the risks are real, and EOG investors have a necessary role to play in both encouraging improved governance and ensuring they have access to the decision-useful information that can make the difference between informed confidence and wishful credulity:

“In a time of significant uncertainty and a continued lack of clarity over how climate-matters are impacting company accounts today, investors need to understand the quantitative inputs that companies are already using to prepare their financial statements. Without this, investors lack the requisite information to understand the financial statement amounts, adjust their own models, and engage.”xvii

For questions, please contact Miller/Howard Investments at esg@mhinvest.com.

Please note: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

 i https://www.sec.gov/Archives/edgar/data/821189/000082118922000007/filename1.htm

ii https://www.sec.gov/ix?doc=/Archives/edgar/data/0000821189/000082118925000011/eog-20241231.htm

iii https://sarasinandpartners.com/wp-content/uploads/2024/10/Letter-to-SEC-on-critical-assumptions-14-Oct-2024-Final.pdf; Signatories argued, in part, that investors are concerned that inadequate disclosure is hampering their ability to interpret the companies’ financial statements, potentially putting investors at risk and impeding market efficiency.

iv https://sarasinandpartners.com/wp-content/uploads/2024/10/Letter-to-SEC-on-critical-assumptions-14-Oct-2024-Final.pdf

v https://kpmg.com/kpmg-us/content/dam/kpmg/frv/pdf/2024/handbook-climate-risk-financial-statements.pdf

vi https://carbontracker.org/reports/flying-blind-in-a-holding-pattern/

vii https://www.climateaction100.org/company/eog-resources-inc/#skeletabsPanel2

viii EOG’s single CAM (Proved Oil and Gas Properties and Depletion — Crude Oil, NGL and Natural Gas Reserves, in 2024 10-K) has not changed meaningfully in several years; however, until FY20, it read ‘Proved Oil and Gas Properties and Depletion and Impairment – Crude Oil and Condensate, NGLs, and Natural Gas Reserves.’

ix FASB Staff Educational Paper Intersection of Environmental, Social, and Governance Matters with Financial Accounting Standards, 19 March 2021

x https://www.sec.gov/ix?doc=/Archives/edgar/data/0000821189/000082118923000015/eog-20221231.htm, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000821189/000082118924000011/eog-20231231.htm, & https://www.sec.gov/ix?doc=/Archives/edgar/data/0000821189/000082118925000011/eog-20241231.htm.

xi https://www.eogresources.com/documents/audit_charter.pdf

xii https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/assurance/documents/ey-audit-committee-guide-10-2024.pdf

xiii https://www.ey.com/en_gl/insights/assurance/a-guide-for-high-performing-audit-committees

xiv https://www.ey.com/en_gl/insights/assurance/a-guide-for-high-performing-audit-committees

xv There have been a total of 4 Audit Committee Chairs since the creation of EOG: Mr. Fred Ackman initially, then Textor (Chair 2001-2015 and Committee member through 2025’s AGM), Clark (Chair 2015-2022), and now Gaut (2022-present).

xvi Additionally, the timing is opportune as Ms. Janssen became CFO in 2024.

xvii https://carbontracker.org/reports/flying-blind-in-a-holding-pattern/